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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                             TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             GATEFIELD CORPORATION
                  -------------------------------------------

                              (Name of the Issuer)

                             GATEFIELD CORPORATION
                               ACTEL CORPORATION
                       GATEFIELD ACQUISITION CORPORATION
                  -------------------------------------------

                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                  -------------------------------------------

                         (Title of Class of Securities)

          ------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                         ------------------------------

           Timothy Saxe                        John C. East                      David Van De Hey
          President and                       President and                       President and
     Chief Executive Officer             Chief Executive Officer             Chief Executive Officer
      GateField Corporation                 Actel Corporation           GateField Acquisition Corporation
     47436 Fremont Boulevard              955 East Arques Avenue              955 East Arques Avenue
  Fremont, California 94538-6503     Sunnyvale, California 94086-4533    Sunnyvale, California 94086-4533
         (510) 623-4400                      (408) 739-1010                      (408) 739-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                   on Behalf of the Persons Filing Statement)
                         ------------------------------

                                   COPIES TO:

             Henry P. Massey, Jr., Esq.                              Donald C. Reinke, Esq.
                Peter Heinecke, Esq.                                   Kay F. Rubin, Esq.
             Robert E. Curry, II, Esq.                                Nicola Knight, Esq.
          Wilson Sonsini Goodrich & Rosati                          Bay Venture Counsel LLP
              Professional Corporation                          1999 Harrison Street, Suite 1300
                 650 Page Mill Road                                Oakland, California 94612
            Palo Alto, California 94043                                 (510) 273-8750
                  (650) 493-9300

    This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A (SectionSection 240.14a-1 through 240.14b-2), Regulation 14C (SectionSection 240.14c-1 through 240.14c-101) or
        Rule 13e-3(c) (Section 240.13e(c)) under the Securities Exchange Act of 1934 ("the Act").

b.  / / The filing of a registration statement under the Securities Act of 1933.

c.  / / A tender offer.

d.  / / None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                           CALCULATION OF FILING FEE

            Transaction valuation*                            Amount of filing fee
                  $23,783,466                                       $4,576.69

* For purposes of calculating the filing fee only. The filing fee was calculated assuming the payment by Actel Corporation of $5.25 in cash, without interest, for each of the aggregate of 4,530,184 issued and outstanding shares of common stock, par value of $0.10 per share, of GateField Corporation, for a total consideration of $23,783,466. (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Exhange Act of 1934, equals one-fiftieth of one percent of the Total Consideration.
                           --------------------------

/ /  Check the box if any part of the fee is offset as provided by Section
    240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __Not Applicable_______________________________________
Form or Registration No.: __Not Applicable_____________________________________
Filing Party: __Not Applicable_________________________________________________
Date Filed: __Not Applicable___________________________________________________

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                                  INTRODUCTION

    This Schedule 13E-3 Transaction Statement (this "Transaction Statement") is being filed by GateField Corporation, a Delaware corporation ("GateField"), Actel Corporation, a California corporation ("Actel"), and GateField Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Actel ("Merger Sub"), in connection with the proposed (i) the merger of Merger Sub with and into GateField (the "Merger") pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of May 24, 2000 (the "Merger Agreement"), by and among Actel, GateField, and Merger Sub.

    Under the terms of the Merger Agreement, Merger Sub will merge with and into GateField and each of the issued and outstanding shares of GateField common stock will be canceled and automatically converted into a right to receive $5.25 in cash, without interest. Additionally, each option to purchase shares of GateField common stock will be converted into an option to purchase a certain number of shares of Actel common stock. As a result of the Merger, GateField will become a wholly-owned subsidiary of Actel.

    This Transaction Statement is being filed with the Securities and Exchange Commission concurrently with the filing of a preliminary proxy statement (the "Proxy Statement") filed by GateField with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proxy Statement is attached to this Transaction Statement as Exhibit (a)(1). All information set forth in the Proxy Statement is hereby incorporated by reference in this Transaction Statement in response to all or some of the items set forth in Schedule 13E-3 under the Exchange Act. The responses set forth below are qualified in their entirety by reference to the information set forth in the Proxy Statement and the exhibits thereto. Capitalized terms used but not otherwise defined in this Transaction Statement shall have the respective meanings ascribed thereto in the Proxy Statement.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (f) Prior Stock Purchases

       Between August 2, 1999 and September 24, 1999, Actel purchased an aggregate of 61,900 shares of GateField Common Stock in the open market at prices ranging from $3.9375 to $6.50 per share. The weighted average purchase price was $5.90 per share.

ITEM 16.  EXHIBITS


    99.(a)(1) Proxy Statement for Special Meetings of Stockholders of GateField Corporation, dated July 25, 2000, as filed by GateField with the Securities and Exchange Commission pursuant to Regulation 14A under the Exchange Act.

    (c)(1) Opinion of Needham & Company, dated May 23, 2000, (included as Annex II to the Proxy Statement filed as Exhibit (a)(1)).

    (c)(2) Presentation by Needham & Company to the Board of Directors of GateField Corporation, dated May 23, 2000.


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                                   SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                             Subject Company:

                                             GATEFIELD CORPORATION

                                             By:  /s/ TIMOTHY SAXE
                                                  ------------------------------------------
                                             Name: Timothy Saxe
                                             Title: President and Chief Executive Officer
                                             Date: July 7, 2000

                                             Additional Filing Persons:

                                             ACTEL CORPORATION

                                             By:  /s/ JOHN C. EAST
                                                  ------------------------------------------
                                             Name: John C. East
                                             Title: President and Chief Executive Officer
                                             Date: July 7, 2000

                                             GATEFIELD ACQUISITION CORPORATION

                                             By:  /s/ DAVID VAN DE HEY
                                                  ------------------------------------------
                                             Name: David Van De Hey
                                             Title: President and Chief Executive Officer
                                             Date: July 7, 2000

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